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                              June 12, 2023

       Christopher Furman
       Chief Executive Officer
       Vitro Biopharma, Inc.
       3200 Cherry Creek Drive South
       Suite 720
       Denver, CO 80209

                                                        Re: Vitro Biopharma,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 2, 2023
                                                            File No. 333-267366

       Dear Christopher Furman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1, filed June 2,
2023

       Cosmetic Conditioned Media and Exosome-Containing Serums, page 91

   1. We note your response to prior comment 3. Please revise your registration statement to include the disclosure
that was deleted regarding the investigation of the administration of
                                                        InfiniVive MD's Exosome
Serum by medical professionals that have purchased this
                                                        product directly from
you or via distribution from other medical professionals, the origin and purpose of the
investigation, your decision to voluntarily suspend sales of the product from June 2022 to July
2022 and, as you note in your response, the results of the
                                                        investigation and the
actions you took in response to the investigation (i.e., the enhancements that were
made to the permitted use labeling of the product and your
 Christopher Furman
Vitro Biopharma, Inc.
June 12, 2023
Page 2
      decision to require all customers to complete a written certification confirming, prior to shipment of the product, that the product would be administered by the customers only in
      accordance with the product   s permitted uses and your instructions).

      Additionally, please revise your risk factor disclosure to describe the risks associated with the off-label use of exosome serums specifically.
       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Furman
                                                             Division of
Corporation Finance
Comapany NameVitro Biopharma, Inc.
                                                             Office of Life
Sciences
June 12, 2023 Page 2
cc:       Tyler L. Weigel
FirstName LastName